Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   X           Form 40-F
                          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                     No   X
                    -----                  -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index

     1. October 5, 2007 German Press Release - SGL Group plans to triple carbon fiber capacities

     2. October 25, 2007 German Press Release - SGL Group: Strong growth dynamics and record nine-month results

     3. October 25, 2007 German Press Release - SGL Group Acquires epo GmbH, Strengthening its Market Position in Carbon Fiber Composites

     4. October 25, 2007 Shareholder Letter - Report on the First Nine Months of 2007

                                                                       Exhibit 1

SGL Group plans to triple carbon fiber capacities

     o    Capacity increase up to 12,000 metric tons by 2012
     o    Focus on core applications energy, automotive and aerospace
     o Realignment of the Meitingen site including development as global Technology & Innovation Center
     o Meitingen is a "selected landmark 2007" for the "Germany - Land of Ideas" initiative

Wiesbaden, October 5, 2007. The SGL Group - The Carbon Company - is rigorously continuing on its path to becoming one of the leading suppliers in the area of carbon fibers and carbon fiber composites and plans to triple its carbon fiber production capacity to as much as 12,000 metric tons by 2012. In addition to the announced expansion of the Inverness location (Scotland) to an annual production of approximately 4,000 metric tons by the end of 2008, there are also plans to expand the Evanston location (Wyoming/USA) and to establish a new carbon fiber production site at Meitingen (Germany) with similar production capacities. The Group intends to invest a total of around (euro)300 million in these measures over the coming five years.

These capacity increases should give even greater impetus to the profitable growth track announced by the company. For the Carbon Fibers & Composites (CFC) business unit, SGL Group plans to increase sales in the four business lines Carbon Fibers, Composite Materials, Composite Components and Brake Disks by considerably more than 15% per annum. The sharp increase in sales is also expected to lead to a significant improvement in return on sales (ROS). Whilst the ROS for the previous fiscal year remained negative at -4% as a result of development and start-up costs, a positive return is already expected in 2007. The company expects an ROS in the high single digits for 2008. An ROS exceeding 10% is expected by 2011.

Against the 2006 figures, total sales of SGL Group should increase by 40% to 50% by 2011. Over the whole period, the ROS should be at least in the range between 12% and 16%.

Traditional materials increasingly substituted by carbon fibers

In years to come, the Carbon Fibers & Composites business unit will profit particularly strongly from the substitution process of basic materials. The carbon fibers and carbon fiber composites produced by CFC are in increasing demand as replacements for traditional materials due to their unique properties such as lightweight and stiffness. As the only European company with own raw material supply, carbon fiber technology and an integrated value added chain right up to the finished component, SGL Group deploys its core competences in high-temperature technology, carbonization and graphitization. The company is currently benefiting particularly from a strong demand upturn in the aerospace industry, the automotive sector and alternative energy sources such as wind power.

There are currently only eight producers of carbon fibers worldwide. SGL Group is the only European producer, three are based in Japan, three in the US and one in Taiwan.

Demand for carbon fibers increasing by considerably more than 10% per annum

Due to the growing substitution process, demand for carbon fibers has been steadily increasing since 2000. According to conservative estimates, worldwide demand which is currently at 30,000 tons is expected to double to 60,000 tons until 2012. The capacity increases announced so far barely cover this increased demand.

In the next production stage, composite materials are produced from carbon fibers which are then turned into composite components. At present, the worldwide market volume for composite materials is some (euro)1.8 billion, that of carbon composites approximately (euro)13 billion. Both markets are growing by more than 10% per annum.

SGL Group's objective is to establish a leading position in raw materials (precursor), carbon fibers and composite materials. With respect to the Composite Components business line, SGL Group strengthening its core competences in the materials field by means of strategic alliances and joint ventures with end component manufacturers. One example of this is the joint venture agreed upon in July 2007 with the automotive supplier Benteler for the development, production and marketing of components for the automotive industry based on carbon fiber reinforced composites. In the field of carbon fiber brake disks, SGL Group has been working successfully with Audi and Porsche for a long time. Thanks to the most recent investments in automation technology, the US subsidiary HITCO is expected to play a similar role with regard to aircraft construction. The order from Boeing for floor beams made of composite materials for the Boeing 787 Dreamliner is an example for this.

Important strategic steps already implemented

With the introduction of a new high-quality carbon fiber, SGL Group has set a milestone during 2005 and 2006 on the path to becoming a leading carbon fiber company. Since then, SGL Group has taken a number of important strategic steps. In the past twelve months, the rate of expansion has picked up significantly. At the end of 2006 one of the most modern facilities worldwide was commissioned at the Meitingen site for the production of 1,000 metric tons of directly processable prepreg. In a joint venture with Lenzing AG, in March, SGL Group exclusively secured its raw material supply for the production of carbon fibers on a long-term basis. This step has also secured the strategic backward integration for manufacturing precursor from own German production in Kelheim.

Since April 2007, there has also been a strategic partnership with other companies operating in the field of carbon fiber technology as part of Carbon Composite e.V. in Bavaria. In addition to the SGL Group, founding members include the German Aerospace Center (DLR) Stuttgart, EADS, Eurocopter, Swabian Chamber of Industry and Commerce, KUKA, MT Aerospace, the City of Augsburg, the University of Stuttgart and the University of Augsburg. In August, SGL Group announced its intention to create an interdisciplinary donor-funded chair for carbon fibers and carbon fiber composites at the Technical University of Munich. The chair has been created for an initial period of eight years and is sponsored by the SGL Group with (euro)4.8 million. The purpose of this collaboration is to promote research and development of carbon-fiber-based materials, thus accelerating innovations in a decisive fashion.

Realignment of the Meitingen site including expansion to become a global research and development center

The high level of investments in the entire carbon fiber and composites value added chain result in a considerable realignment of the Meitingen site near Augsburg, which consequently gains a certain unique positioning. Bundling all of SGL Group's global research and development (R&D) expertise at this location, combined with the construction of the new global research and development center is a further logical milestone here. Together with some 300 guests as well as prominent representatives from business, politics and academia, SGL Group today held the topping out ceremony for the construction of this R&D unit at the Meitingen site. The new center of the Group's research, which goes under the name of Technology and Innovation (T&I) at SGL Group's largest site worldwide, will bundle all the company's R&D activities. The company invests some (euro)8 million in this project. In the medium term, the number of scientific employees will be increased from 80 at present to approximately 120. The R&D activities will focus mainly on the further development of technology and optimization of the manufacturing process for carbon fibers.

"Selected landmark 2007" in the "Germany - Land of Ideas" initiative

At the same time as the topping out ceremony, Meitingen also celebrated the Meitingen site being awarded "selected landmark 2007" status as part of the "Germany - Land of Ideas" initiative. The company received this status for its carbon ceramic brake disks produced in Meitingen. The landmark initiative is a joint project between the German government and German economy with the German President, Horst Kohler, as patron.

The carbon ceramic brake disk from SGL Brakes GmbH, a subsidiary of the SGL Group, is produced using the innovative composite material carbon fiber reinforced silicon carbide (CSiC) and offers numerous advantages. In addition to the long working life (the working life of a car), innovative features of the carbon ceramic brake system include the fact that it is half the weight of traditional steel brake disks, there is almost no wear (dust emission), driving dynamics are improved and stopping times are shorter.

The SGL Group started developing the brake disk in 1997 in conjunction with Porsche. These brake systems were used from 1999 onwards in various Porsche models. Since 2005, the SGL Group has also provided brake disks to AUDI AG, for the A8 W12, among others. SGL and Audi are also working together in developing carbon ceramic brake systems for luxury class vehicles. In 2007, the SGL Group will equip some 8,000 vehicles for Porsche, Audi, Bentley, Lamborghini and Bugatti. The SGL Group received confirmation of the success of carbon fiber brake disks on June 15 in the form of the "Prof. Ferdinand Porsche Prize" for "groundbreaking innovations in the automotive field" from the Vienna University of Technology.


About SGL Group - The Carbon Company
-------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers. With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of
(euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:

This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

Your contact:
Corporate Communications / Press department / Tino Fritsch
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 2

SGL Group: Strong growth dynamics and record nine-month results

o    Sales up 17 %, EBIT up 50 % year-on-year
o    ROS improved from 14 % to 18 %
o    Pre-tax profit more than doubled to (euro)126 million
o    Equity ratio further improved to 41 %
o    Guidance for 2007 confirmed, ongoing positive outlook for 2008

Wiesbaden, October 25, 2007. The SGL Group - The Carbon Company -continued its excellent performance of the first half-year in the third quarter of 2007. The high demand in all three business units resulted in a 17 % increase in sales to more than (euro)1.0 billion in the nine months period 2007 (9M 2006: (euro)858.6 million). Excluding currency effects, sales grew by 21 %. Positive selling price and sales volume effects, continuing strong capacity utilization and further cost savings of (euro)22 million compensated for the increases in key raw material prices. As selling, administrative, research and other income/expense also rose at a lower rate than sales, EBIT increased by 50 % to a new 9M record level of (euro)185.1 million. Including the antitrust expense impact in the prior-year period, EBIT increased by 85 %.

New financing successfully implemented

As announced in the first half-year report, SGL Group successfully refinanced the syndicated loan and high yield bond from 2004 at significantly better conditions in May 2007. In this context, the early repayment of the high yield bond resulted in a (euro)20.1 million cash charge and around (euro)10.7 million non-cash charges for the 2004 refinancing in the second quarter of 2007. Net financing costs reached -(euro)59.0 million in 9M/2007 compared to -(euro)50.7 million in 9M/2006. Adjusted for one-off effects in both reporting periods the net financial costs of -(euro)28.2 million for 9M/2007 were significantly better than the -(euro)37.9 million in 9M/2006. Based on the existing financial debt, the new finance package will halve cash interest costs as of the fiscal year 2008 onwards. This will result in net financing costs of approximately -(euro)40 million per year from fiscal 2008 onwards (excluding valuation effects of interest and currency hedging instruments).

Earnings per share more than quadrupled

After nine months of 2007, profit before tax more than doubled to (euro)126.1 million (9M/2006: (euro)49.4 million). The 9M/2007 tax expense amounted to
(euro)46.5 million and corresponds to a tax ratio of 36.9 %. The German Corporation Tax Reform requires a revaluation of capitalized deferred tax assets and liabilities. As a result a one time non-cash tax expense of (euro)7.3 million was incurred in Q3/2007. Adjusted for this non-recurring effect, the tax rate for the reporting period amounted to 31.2 % (9M/2006: 37 % adjusted for the ECJ effect). Net profit after minority interests increased from (euro)17.4 million in 9M/2006 to (euro)79.4 million in 9M/2007. With an average number of shares of 63.5 million, earnings per share more than quadrupled to (euro)1.25 (9M/2006: (euro)0.28).

Further improvement in equity ratio and cash flow

The balance sheet structure of the SGL Group improved significantly compared to December 31, 2006. The equity ratio rose from 35.3 % to 41.0 %. Net debt increased by (euro)25.8 million to (euro)254.9 million compared to end of 2006 particularly due to the payments related to the new financing. The gearing also improved from 0.5 to 0.4 compared to the end of 2006. As a result of the excellent business performance, cash provided by operating activities (before antitrust payments) also rose considerably from (euro)69.5 million to
(euro)103.8 million.

All three business units report dynamic growth in sales and profit

Performance Products (PP) enjoys rising growth dynamics

The continuing strong demand of the steel and aluminum industry, selling price increases across all business lines and positive volume effects, particularly in Cathodes, resulted in a sales increase of 19 % to (euro)603.9 million (9M/2006:
(euro)509.2 million). Excluding currency effects, sales grew up by 23 %. Despite the higher raw material and electricity costs as well as negative currency translation effects, EBIT rose by 45 % to (euro)176.6 million (9M/2006:
(euro)121.5 million). In addition to price and volume effects, this increase was again supported by cost savings of (euro)10 million. Thus, the return on sales was 29.2 % after 23.9 % in the previous year period.

Graphite Materials & Systems (GMS) with double-digit sales growth

Sales revenue at GMS rose by 10 % (adjusted for foreign currency changes by 14 %) to (euro)272.7 million (9M/2006: (euro)248.0 million). The Business Lines Graphite Specialties and Process Technology especially contributed to this increase. EBIT increased by 26 % to (euro)37.0 million in the reporting period (9M/2006: (euro)29.3 million) due to positive price and volume developments, high utilization as well as savings of (euro)7 million from the SGL Excellence initiative. Both order intake and order backlog remain at high levels and reflect the healthy economic conditions in the customer industries. Compared to
11.8 % in the previous year period, the return on sales improved to 13.6 %.

Carbon Fibers & Composites (CFC) post significant profit turnaround

Sales revenue in the CFC Business Unit increased by 28 % to (euro)123.7 million (9M/2006: (euro)96.8 million). Adjusted for foreign currency changes, sales grew by 30 %. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative of (euro)5 million had a sustained positive effect on earnings performance. Thus, EBIT was turned around from (euro)-2.6 million in 9M/2006 to (euro)2.3 million in 9M/2007. A high single digit return on sales is expected for 2008. An ROS exceeding 10 % is expected by 2011.

At the beginning of October 2007, SGL Group announced its intentions to triple its production capacities for carbon fibers to 12,000 metric tons by 2012 to benefit strongly from the increasing substitution process of basic materials with the carbon fibers and carbon fiber composites produced by CFC. The SGL Group intends to invest a total of approximately (euro)300 million for this expansion over the next five years. Thus, it is rigorously continuing on its path to becoming one of the leading suppliers in the area of carbon fibers and carbon fiber composites.

Outlook for 2007 confirmed

For the fiscal year 2007, SGL Group confirms its guidance, which was raised in the 2007 half-year report. Consolidated sales will grow up to 15 %. EBIT is expected to improve by around 45 % compared to the 2006 EBIT (before antitrust effect). The financial result including one-off effects from the new financing should be around -(euro)70 million for 2007 (excluding valuation effects of interest and currency hedging instruments). As a consequence, SGL Group anticipates pre-tax and net profit to more than double against the previous year, assuming a tax rate of approximately 35 %. As a result of its growth strategy, especially in the Business Area Advanced Materials as well as in Cathodes, SGL Group expects capital expenditures up to (euro)120 million in 2007.

For 2008, SGL Group remains confident and estimates further consolidated sales growth of more than 5 % with EBIT increasing more than proportionately to sales. With a planned financial result of around -(euro)40 million (excluding valuation effects of interest and currency hedging instruments), pre-tax and net profit should increase again by a higher rate than EBIT. A detailed guidance for 2008 will be given on March 13, 2008 at the presentation of the full year results 2007.

The full nine month report 2007 can be found on the Company's web site at http://www.sglcarbon.com.

Financial Highlights of SGL Group
(unaudited / (euro) million)


                                                    Nine Months
                                                 2007         2006       Change
--------------------------------------------------------------------------------
Sales revenue                                   1,005.3      858.6       +17.1%
--------------------------------------------------------------------------------
Gross profit                                      351.9      277.5       +26.8%
--------------------------------------------------------------------------------
EBITDA                                            220.9      164.5(1)    +34.3%
--------------------------------------------------------------------------------
Operating profit (EBIT)                           185.1      123.6(1)    +49.8%
--------------------------------------------------------------------------------
Return on sales(2)                                 18.4%      14.4%          -
--------------------------------------------------------------------------------
Net profit attributable to equity holders          79.4       17.4           -
--------------------------------------------------------------------------------
Earnings per share, basic (in EUR)                 1.25       0.28           -
--------------------------------------------------------------------------------
Cash flows from operating activities(3)           103.8       69.5       +49.4%
--------------------------------------------------------------------------------


                           Sept. 30,    Dec. 31,
                             2007        2006       Change
----------------------------------------------------------
Total assets                1,409.1    1,260.8      +11.8%
----------------------------------------------------------
Shareholders' equity          577.7      445.0      +29.8%
----------------------------------------------------------
Net debt                      254.9      229.1      +11.3%
----------------------------------------------------------
Gearing(4)                      0.4        0.5          -
----------------------------------------------------------
Equity ratio(5)                41.0%      35.3%         -
----------------------------------------------------------


1) Before effect from ECJ decision of (euro)23.5 million in 2006
2) Ratio of operating profit to sales revenue
3) Before antitrust payments of (euro)98.8 million in 2006 and (euro)22.5 million in 2007
4) Net debt divided by shareholders' equity
5) Shareholders' equity divided by total assets

About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties.

Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note - forward-looking-statements:

This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Your contact:
Corporate Communications / Press Office / Mr Tino Fritsch
Phone: +49 611 60 29-105 / Fax : +49 6 11 60 29-101 / Mobile: +49 170 540 2667
Email: tino.fritsch@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 3


SGL Group Acquires epo GmbH, Strengthening its Market Position in Carbon Fiber Composites

Wiesbaden, October 25, 2007 - SGL Group - The Carbon Company - has strengthened its core expertise in high-performance materials by acquiring epo GmbH, one of the leading European manufacturers of carbon fiber composites. Particularly as manufacturer of unidirectional semifinished carbon fiber-based products (prepregs), epo ranks among the technology leaders. With a global presence in these markets, epo GmbH generated sales of around (euro) 20 million in 2006.The transaction is still subject to approval by the antitrust authorities.

Dr. Hariolf Kottmann, Member of SGL Group's Board of Management: "With this strategic acquisition, SGL Group has strengthened its market position as the sole European integrated carbon fibers and composites manufacturer. The integration of epo's business activities into the Business Unit Carbon Fibers and Composites (CFC) will enlarge SGL Group's technological expertise and expand its capacity for producing carbon fiber composites. In addition, epo's product portfolio and international market presence are a perfect match to SGL Group's resources."

Based in Willich (Germany), epo GmbH specializes in high-performance, carbon fiber-based composites combining ultra-low weight with high mechanical strength and stiffness. Due to these characteristics, composite materials are in increasing demand as substitutes in a wide range of industrial applications, particularly in aerospace, mechanical engineering and plant construction, as well as in the automotive industry. Another major application are wind power generators - a key area in the alternative energy sector. Given the growing diameters of rotor blades and the resulting strong mechanical loads, rotors are increasingly built with carbon fiber-based materials.

The acquisition of epo represents a further important milestone in SGL Group's Carbon Fibers and Composites strategy and is a major extension of its core CFC activities. These include own production capacities of raw material (precursor), the manufacturing of carbon fibers in diverse qualities, strengths and specifications, as well as the next stage along the value added chain, where carbon fibers are processed into fabrics, preforms, or prepregs (composite materials). In this context, epo GmbH will reinforce SGL Group's existing investment in a state-of-the-art prepreg plant at its Meitingen site, as well as SGL Kumpers GmbH & Co. KG, which was established in January 2007 following an acquisition.

SGL Group plans to increase sales of its Carbon Fibers & Composites (CFC) Business Unit by at least 15% p.a. until 2011. CFC's nine-month figures for 2007 already indicate a sales growth of 28%, up from (euro) 96.8 million during the same period of 2006, to (euro) 123.7 million. Whilst the ROS for the previous fiscal year remained negative at -3% as a result of development and start-up costs, a positive return is already expected in 2007. The company expects an high single digit ROS for 2008. An ROS exceeding 10% is expected by 2011.


About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties.

Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note - forward-looking-statements:

This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Mr Tino Fritsch
Phone: +49 611 60 29-105 / Fax : +49 6 11 60 29-101 / Mobile: +49 170 540 2667
Email: tino.fritsch@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 4

Report on the First Nine Months of 2007
---------------------------------------
Highlights

o    Sales in 9M/2007 +17%, EBIT +50% compared to 9M/2006
o    Return on sales improved to 18% from 14%
o    Pre-tax profit of (euro)126.1 million more than doubled compared to 9M/2006
o    Earnings per share at (euro)1.25 compared to (euro)0.28 in 9M/2006
o    Equity ratio further improved to 41%
o    Guidance for 2007 confirmed and continued positive outlook for 2008


Financial Highlights (unaudited)

                                                       Nine Months
                                            ------------------------------------
(euro) million                                     2007          2006     Change
--------------------------------------------------------------------------------
Sales revenue                                   1,005.3         858.6      17.1%
--------------------------------------------------------------------------------
Gross profit                                      351.9         277.5      26.8%
--------------------------------------------------------------------------------
EBITDA                                            220.9         164.5(1)   34.3%
--------------------------------------------------------------------------------
Operating profit/EBIT                             185.1         123.6(1)   49.8%
--------------------------------------------------------------------------------
Return on sales(2)                                 18.4%         14.4%        -
--------------------------------------------------------------------------------
Net profit attributable to equity holders          79.4          17.4         -
--------------------------------------------------------------------------------
Earnings per share, basic (in (euro))              1.25          0.28         -
--------------------------------------------------------------------------------
Cash flows from operating activities(3)           103.8          69.5      49.4%
--------------------------------------------------------------------------------


                                              Sept. 30,      Dec. 31,
(euro) million                                     2007          2006     Change
--------------------------------------------------------------------------------
Total assets                                    1,409.1       1,260.8      11.8%
--------------------------------------------------------------------------------
Shareholders' equity                              577.7         445.0      29.8%
--------------------------------------------------------------------------------
Net debt                                          254.9         229.1      11.3%
--------------------------------------------------------------------------------
Debt ratio (gearing)(4)                             0.4           0.5         -
--------------------------------------------------------------------------------
Equity ratio(5)                                    41.0%         35.3%        -
--------------------------------------------------------------------------------

1)   Before effect from ECJ decision of (euro)23.5 million in 2006
2)   Ratio of operating profit to sales revenue
3) Before antitrust payments of (euro)98.8 million in 2006 and (euro)22.5 million in 2007
4)   Net debt divided by shareholders' equity
5)   Shareholders' equity divided by total assets


Interim Group Management Report
(unaudited)

Economic environment

The global economy continued its growth path during the first nine months of 2007 although growth rates have slightly decelerated in specific regions. The US economy has expanded at a slightly slower pace, however in Asia, Latin America and Eastern Europe, growth rates remained high. The healthy development in the Euro-zone was supported by growing domestic demand and increasing exports.

Most of our key customer industries benefited from the overall economic developments. Especially in the steel industry, global production remains at record levels while the aluminum industry is poised for further growth with announcements of new capacities and merger and acquisition activities. Our customers in the energy sector (especially in wind power, solar power, lithium-ion batteries) enjoy robust growth. Industrial, automotive and aviation demand continue to focus on lightweight materials, where we supply the majority of the whole value chain based on our graphite, carbon fiber and composite expertise.

According to key economic research institutes, the recent financial market turbulences will have a dampening effect on global economic growth, with the USA to be affected much more by the capital market turbulences as forecasted by the Organisation for Economic Co-operation and Development (OECD). However, since the crisis has a much lesser impact on the developing countries, where growth remains strong, the consequences for the global economy are expected to remain rather limited, according to the International Monetary Fund (IMF).

Business development

Condensed consolidated income statement
                                                                Nine Months
                                                           -----------------------------
(euro) million                                               2007       2006      Change
----------------------------------------------------------------------------------------
Sales revenue                                                1,005.3     858.6      17.1%
----------------------------------------------------------------------------------------
Gross profit                                                   351.9     277.5      26.8%
----------------------------------------------------------------------------------------
Selling, administrative, research and other income/expense    -166.8    -153.9      -8.4%
----------------------------------------------------------------------------------------
EBIT effect from ECJ decision                                      -     -23.5        -
----------------------------------------------------------------------------------------
Profit from operations                                         185.1     100.1      84.9%
----------------------------------------------------------------------------------------
Net financing costs                                            -59.0     -37.9     -55.7%
----------------------------------------------------------------------------------------
Interest effect from ECJ decision                                  -     -12.8        -
----------------------------------------------------------------------------------------
Profit before tax                                              126.1      49.4     155.3%
----------------------------------------------------------------------------------------
Income tax expense                                             -46.5     -31.9     -45.8%
----------------------------------------------------------------------------------------
Minority interests                                              -0.2      -0.1        -
----------------------------------------------------------------------------------------
Net profit after minority interests                             79.4      17.4        -
----------------------------------------------------------------------------------------

Earnings per share, basic (in (euro))                           1.25      0.28        -
----------------------------------------------------------------------------------------
Earnings per share, diluted (in (euro))                         1.25      0.28        -
----------------------------------------------------------------------------------------

Supported by all three business units, consolidated sales grew by 17% to
(euro)1,005.3 million, thus for the first time surpassing the (euro)1 billion mark in the nine month period. Excluding currency effects, sales grew by 21%. Increased selling price and sales volume effects, continued high capacity utilization and further savings of (euro)22 million in 9M/2007 compensated for the increases in our key raw material prices. Consequently our gross profit margin on sales increased from 32.3% in 9M/2006 to 35.0% in 9M/2007. Selling, adminis-trative, research and other income/expense increased by 8.4% and thus at a slower pace than sales and now represent 16.6% of sales revenue (9M/2006:
17.9%). EBIT reached a record level of (euro)185.1 million, an increase of 50% compared to 9M/2006 (before antitrust expense). Including the antitrust expense impact, EBIT increased by 85%.

Net financing costs

New convertible bond and corporate bond placed successfully

On May 16, 2007, SGL Carbon AG issued a convertible bond of (euro)200 million. This security has a denomination of (euro)50,000 per bond, a maturity of 6 years, an initial conversion price of (euro)36.52 and a coupon of 0.75% p.a.

Also on May 16, 2007, a (euro)200 million floating rate corporate bond with an 8 year maturity was issued. The corporate bond has a coupon of EURIBOR plus a margin of 1.25%, which corresponds to an initial interest coupon of 5.313%. The interest coupon is updated quarterly and currently amounts to 5.756%. The proceeds from the placement of the convertible bond and the corporate bond were used to repay the 2004 syndicated loan facility and to discharge the 8.5% coupon and (euro)270 million high yield bond issued by SGL Carbon Luxembourg S.A. in February 2004 and guaranteed by SGL Group.

On June 12, 2007, we received an upgrade from the rating agency Standard & Poor's for our new (euro)200 million senior secured notes. The rating for the senior secured notes was raised from "BB+" to "BBB-". This is the first time that SGL Group received an Investment Grade status for one of its financial instruments. The rating of the SGL Carbon AG Corporate Family remains at "BB" with a stable outlook.

The SGL Group has satisfied and discharged its obligations under the 2004 high yield bond, which are no longer reported on SGL's balance sheet and income statement, by depositing German government bonds for payment of aggregate interest, principal and early repayment costs until the first possible repayment date on February 1, 2008. The costs associated with the early repayment of the high yield bond resulted in a (euro)20.1 million cash charge in Q2/2007. In addition, (euro)10.7 million non-cash charges for the 2004 refinancing which has now been replaced were incurred in Q2/2007.

In addition to the two bonds, SGL Group has secured an undrawn credit line for working capital and acquisitions ranking pari passu with the new corporate bond in the form of a new syndicated loan totalling (euro)200 million with the SGL Group's core banks.

The new financing package will halve the cash interest costs as of the fiscal year 2008 onwards based on existing financial debt. This will result in net financing costs of approximately (euro)40 million per annum from 2008 onwards (excluding valuation effects of our interest and currency hedging instruments), as already indicated in the Report on the First Half 2007.

Net financing costs
                                                                                        Nine Months
                                                                         ----------------------------------------
(euro) million                                                                   2007          2006       Change
-----------------------------------------------------------------------------------------------------------------
Income from companies accounted for at-equity                                     1.0           0.0             -
-----------------------------------------------------------------------------------------------------------------
       Interest income                                                            5.0           4.5         11.1%
-----------------------------------------------------------------------------------------------------------------
       Interest expense on loans                                                -18.1         -23.2         22.0%
-----------------------------------------------------------------------------------------------------------------
       Imputed interest convertible bond (non-cash)                              -2.7           0.0             -
-----------------------------------------------------------------------------------------------------------------
       Interest expense on pensions                                             -10.7         -10.1         -5.9%
-----------------------------------------------------------------------------------------------------------------
       Interest expense on antitrust                                             -0.1         -14.2         99.3%
-----------------------------------------------------------------------------------------------------------------
Interest expense, net                                                           -26.6         -43.0         38.1%
-----------------------------------------------------------------------------------------------------------------
       Expense for refinancing costs (non-cash)                                 -12.1          -2.6             -
-----------------------------------------------------------------------------------------------------------------
       Early repayment costs of the old high yield bond (cash)                  -20.1           0.0             -
-----------------------------------------------------------------------------------------------------------------
       Other                                                                     -1.2          -5.1         76.5%
-----------------------------------------------------------------------------------------------------------------
Other financing expenses                                                       -33.4           -7.7             -
-----------------------------------------------------------------------------------------------------------------
Net financing costs                                                             -59.0         -50.7        -16.4%
-----------------------------------------------------------------------------------------------------------------

The issue of the new convertible bond resulted in an initial interest expense of
(euro)3.3 million in 9M/2007, of which (euro)2.2 million are attributable to the third quarter of 2007. This expense includes the interest relating to the coupon of 0.75% of around (euro)0.6 million, which will initially be paid on May 16, 2008 plus a non-cash imputed interest component of (euro)2.7 million, which is calculated in accordance with IFRS.

The new corporate bond resulted in an interest expense of (euro)4.2 million in the reported period of which (euro)2.8 million was incurred in Q3/2007; the interest is paid quarterly starting August 15, 2007.

While interest income in 9M/2007 was at a similar level compared to 9M/2006, we were able to reduce our interest expense on loans by (euro)5.1 million in 9M/2007 to (euro)18.1 million.

Interest expense on antitrust in 9M/2006 of (euro)14.2 million includes mainly the interest portion related to the ECJ decision from June last year.

Other financing expenses increased to (euro)33.4 million in the reporting period (9M/2006: (euro)7.7 million). This increase is due to the early repayment costs of the high yield bond of (euro)20.1 million and the (euro)10.7 million non cash charge for the old refinancing.

Net financing costs reached (euro)59.0 million in 9M/2007 compared to (euro)50.7 million in 9M/2006. Adjusting for one-off effects in both reporting periods (charges of (euro)10.7 million and early repayment costs of old high yield bond of (euro)20.1 million in Q2/2007; interest expense on antitrust related to the ECJ decision of (euro)12.8 million in Q2/2006) the comparable net financing costs amount to (euro)28.2 million in 9M/2007 versus (euro)37.9 million in the respective period in 2006.

Total interest expense (net) in 9M/2007 decreased to (euro)26.6 million (9M/2006: (euro)43.0 million). Net financial debt at September 30, 2007 increased to (euro)254.9 million compared to (euro)229.1 million at December 31, 2006.

Profit before and after taxes

Profit before tax improved to (euro)126.1 million in 9M/2007 compared to
(euro)49.4 million in 9M/2006. The 9M/2007 tax expense amounted to (euro)46.5 million and corresponds to a tax ratio of 36.9%

The German Corporation Tax Reform which was concluded by the Federal Cabinet on August 8, 2007 requires a revaluation of capitalized deferred tax assets and liabilities. As a result a one time non-cash tax expense of (euro)7.3 million was recorded in Q3/2007. Adjusted for this non-recurring effect, the tax rate for 9M/2007 amounted to 31.2% (9M/2006 tax rate adjusted for ECJ effect: 37%). Cash taxes paid in 9M/2007 amounted to (euro)18.5 million (9M/2006: (euro)19.0 million). Net profit after minority interests reached (euro)79.4 million in 9M/2007 after (euro)17.4 million in 9M/2006. With an average number of 63.5 million shares, earnings per share (basic) in 9M/2007 improved to (euro)1.25 from (euro)0.28 in 9M/2006.

Balance sheet structure

                                      Sept. 30,      Dec. 31,
(euro) million                             2007          2006        Change
---------------------------------------------------------------------------
Assets
Non-current assets                        585.2         572.5          2.2%
---------------------------------------------------------------------------
Current assets                            821.1         684.7         19.9%
---------------------------------------------------------------------------
Assets held for sale                        2.8           3.6        -22.2%
---------------------------------------------------------------------------
Total assets                            1,409.1       1,260.8         11.8%
---------------------------------------------------------------------------

Equity And Liabilities
Shareholders' equity                      577.7         445.0         29.8%
---------------------------------------------------------------------------
Minority interests                          5.2           2.2        136.4%
---------------------------------------------------------------------------
Total equity                              582.9         447.2         30.3%
---------------------------------------------------------------------------
Non-current liabilities                   570.4         538.5          5.9%
---------------------------------------------------------------------------
Current liabilities                       255.8         274.7         -6.9%
---------------------------------------------------------------------------
Liabilities held for sale                   0.0           0.4            -
---------------------------------------------------------------------------
Total equity and liabilities            1,409.1       1,260.8         11.8%
---------------------------------------------------------------------------

At September 30, 2007, total assets of (euro)1,409.1 million increased by
(euro)148.3 million compared to the year end 2006 ((euro)1,260.8 million). Higher non-current assets are primarily the result of capital expenditure above depreciation level, which increased the assets on property, plant and equipment by (euro)33 million compared to the end of last year. This effect was partially compensated by lower deferred tax assets, which decreased by (euro)28.4 million to (euro)89.2 million due to the revaluation as a result of the German Corporate Tax Reform as well as the utilization of tax losses carried forward in the USA. Increased current assets reflect the normal seasonal increases in inventories (+(euro)63 million) and a higher cash position (+(euro)52 million). Total equity is up by (euro)135.7 million or 30%, mainly attributable to the equity portion of our new conver-tible bond ((euro)50 million) as required by IFRS and the net profit generated in 9M/2007 ((euro)79 million). Non-current liabilities increased by (euro)32 million mainly related to the new financing package. Current liabilities decreased by (euro)19 million mainly due to the funding of our remaining antitrust fine from the year 2002 including interest to the EU commission in Q1/2007.


Working capital

                                      Sept. 30,      Dec. 31,
(euro) million                             2007          2006        Change
---------------------------------------------------------------------------

Inventories                               379.9         316.6         20.0%
---------------------------------------------------------------------------
Trade receivables                         228.7         225.0          1.6%
---------------------------------------------------------------------------
Less trade payables                      -110.2        -114.2         -3.5%
---------------------------------------------------------------------------
Working capital                           498.4         427.4         16.6%
---------------------------------------------------------------------------

Working capital increased by (euro)71.0 million to (euro)498.4 million at September 30, 2007 as a consequence of the growing business activity in all three business units.

Changes in equity
                                                               Nine Months 2007
                                                       -----------------------------------------
                                                       Shareholders'    Minority
(euro) million                                               equity     interests   Total equity
------------------------------------------------------------------------------------------------
Balance at January 1                                       445.0            2.2            447.2
------------------------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                          15.8            2.8             18.6
------------------------------------------------------------------------------------------------
IFRS equity component of the convertible bond               50.0              -             50.0
------------------------------------------------------------------------------------------------
       Net profit                                           79.4            0.2             79.6
------------------------------------------------------------------------------------------------
       Currency exchange differences                       -13.3            0.0            -13.3
------------------------------------------------------------------------------------------------
       Other net income recognized directly in equity        0.8            0.0              0.8
------------------------------------------------------------------------------------------------
Total income for the period                                 66.9            0.2             67.1
------------------------------------------------------------------------------------------------
Balance at September 30                                    577.7            5.2            582.9
------------------------------------------------------------------------------------------------

Shareholders' equity increased by (euro)132.7 million to (euro)577.7 million by September 30, 2007. The increase largely resulted from the equity portion of the new convertible bond ((euro)50.0 million) as required by IFRS and the net profit ((euro)79.4 million) generated in 9M/2007. Total shareholders' equity at the end of September 2007 results in an equity ratio of 41.0% compared to 35.3% at December 31, 2006.

The convertible equity portion as required by IFRS represents the difference between the bond's nominal value ((euro)200 million) and net present value ((euro)150 million), which was calculated with an SGL specific market interest rate of 5.8%. The IFRS required equity component will be expensed through the income statement over the bond's lifetime. In the 9M/2007 period, (euro)0.6 million were expensed in the financial result for the interest coupon and
(euro)2.7 million for the IFRS required imputed interest. As the SGL Carbon AG share price currently trades above the conversion price of (euro)36.52, bondholders are able to exercise their rights to convert their bonds in up to
5.5 million of new SGL Carbon AG shares.

At September 30, 2007, subscribed capital increased to (euro)163.4 million (December 31, 2006: (euro)161.0 million) and is divided into 63,835,882 no-par value ordinary bearer shares at (euro)2.56 per share. During 9M/2007 the Company issued 577,797 new shares for employees, which have been granted in the annual bonus plan in Germany and for the matching share plan. In addition 366,307 new shares were issued for employees in connection with the existing stock option plan and stock appreciation rights plan.

The increase in minority interests from (euro)2.2 million at the end of 2006 to
(euro)5.2 million is attributable to the newly consolidated Process Technology joint venture in Asia and to SGL Quanhai Carbon (Shanxi) Co. Ltd. in China, which was initially consolidated in Q3/2007.

Net debt

                                                  Sept. 30,      Dec. 31,
(euro) million                                         2007          2006        Change
----------------------------------------------------------------------------------------
Current and non-current financial liabilities          351.2         319.5          9.9%
----------------------------------------------------------------------------------------
Remaining equity-portion convertible bond               47.3            -             -
----------------------------------------------------------------------------------------
Plus accrued refinancing cost                           11.6          12.6         -7.9%
----------------------------------------------------------------------------------------
Cash and cash equivalents                             -155.2        -103.0         50.7%
----------------------------------------------------------------------------------------
Net debt                                               254.9         229.1         11.3%
----------------------------------------------------------------------------------------

We added the remaining equity portion of our convertible bond as required by IFRS into our net debt calculation by end of September 2007 to reflect the full future nominal obligation of (euro)200.0 million. Due to the payments related to the refinancing, our net debt has increased by (euro)25.8 million to (euro)254.9 million by end of September 2007 compared to (euro)229.1 million at the year-end 2006.

Liquidity and capital resources
                                                                                   Nine Months
                                                                           --------------------------------------
(euro) million                                                                 2007          2006        Change
-----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities before antitrust payments                 103.8          69.5         49.4%
-----------------------------------------------------------------------------------------------------------------
       Payments relating to antitrust proceedings                               -22.5         -98.8         77.2%
-----------------------------------------------------------------------------------------------------------------
Cash provided by/used in operating activities                                    81.3         -29.3            -
-----------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                               -70.1         -42.7        -64.2%
-----------------------------------------------------------------------------------------------------------------
Free cash flow*                                                                  33.7          26.8         25.7%
-----------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                            43.2          63.6        -32.1%
-----------------------------------------------------------------------------------------------------------------
Change in cash due to changes in scope of consolidation                          -1.8           0.0            -
-----------------------------------------------------------------------------------------------------------------
Effect of foreign currency rate changes                                          -0.4          -1.0         60.0%
-----------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          52.2          -9.4            -
-----------------------------------------------------------------------------------------------------------------

* defined as cash provided by operating activities before antitrust payments minus cash used in investing activities

Cash provided by operating activities before antitrust payments for the remaining antitrust fine from the year 2002 including interest to the EU commission at (euro)103.8 million was 49.4% higher in 9M/2007 compared with
(euro)69.5 million in the same period of the previous year. 9M/2007 interest paid amounts to (euro)26.5 million compared to (euro)28.9 million in 9M/2006.

Despite higher capital expenditure and other investing activities of (euro)70.1 million in total in the first nine months 2007 (9M/2006: (euro)42.7 million), free cash flow in the reporting period recorded a positive (euro)33.7 million compared to (euro)26.8 million in the same period of 2006.

Cash provided by financing activities resulted in cash inflow of (euro)43.2 million. The higher number of the previous year's nine months of (euro)63.6 million was due to the proceeds from the capital increase in March 2006.

Cash and cash equivalents increased by (euro)52.2 million from (euro)103.0 million at the end of 2006 to (euro)155.2 million at the end of September 2007.

Segment Reporting
-----------------
Performance Products (PP)
                                               Nine Months
                                         ------------------------------------
(euro) million                              2007          2006        Change
-----------------------------------------------------------------------------
Sales revenue                               603.9         509.2         18.6%
-----------------------------------------------------------------------------
EBITDA                                      194.6         144.7         34.5%
-----------------------------------------------------------------------------
Profit from operations/EBIT                 176.6         121.5         45.3%
-----------------------------------------------------------------------------
Return on sales                             29.2%         23.9%            -
-----------------------------------------------------------------------------

In 9M/2007, sales revenue grew by 19% (adjusted for foreign currency changes by 23%) to (euro)603.9 million (9M/2006: (euro)509.2 million) due to the continued strong demand from the steel and the growing demand from the aluminum industry resulting in increased selling prices across all business lines and positive volume effects especially in Cathodes. Volumes contributed 7%, prices 16% to the sales development in Performance Products.

Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in 9M/2007 increased by 45% to (euro)176.6 million due to the above mentioned price and volume effects as well as savings of (euro)10 million. Capacity utilization level remains high at all facilities.

On September 28, 2007 we announced price increases for graphite electrodes effective immediately for all new business. This price increase is due to cost increases for key raw materials and energy.


Graphite Materials & Systems (GMS)
                                                Nine Months
                                         -----------------------------------
(euro) million                              2007          2006        Change
----------------------------------------------------------------------------
Sales revenue                              272.7         248.0         10.0%
----------------------------------------------------------------------------
EBITDA                                      47.4          39.6         19.7%
----------------------------------------------------------------------------
Profit from operations/EBIT                 37.0          29.3         26.3%
----------------------------------------------------------------------------
Return on sales                            13.6%         11.8%             -
----------------------------------------------------------------------------

Sales revenue rose by 10% (adjusted for foreign currency changes by 14%) to
(euro)272.7 million in 9M/2007. The business lines Graphite Specialties and Process Technology especially contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED, lithium-ion battery and chemical industries. EBIT increased by 26% to (euro)37.0 million in the reporting period due to positive price and volume developments, high capacity utilization as well as savings of (euro)7 million. Both order intake and order back-log remain at high levels and reflect healthy global economic conditions in our customer industries.

Effective October 1, 2007, we acquired Dr. Schnabel GmbH & Co KG, a leading manufacturer of fluorine plastic apparatus, headquartered in Limburg/Lahn, Germany. We are planning to consolidate this company in Q4/2007.

The approximately 80 employees of the family-owned company, which has a history stretching back many decades with innovative expertise, produce pipelines, tubes, compensators, containers, columns (devices for heat and material transmission) and heat exchangers lined with fluorine plastic (PTFE = polytetrafluoro-ethylene). The highly non-corroding products are used in machines in the electronic, pharmaceutical, chemical and in the petrochemical industry.

Integration of the Dr. Schnabel activities into the global sales network of the SGL Group business line Process Technology (PT) will now give customers access to complementary corrosion protection products in the premium segment of fluorine plastics. The SGL Group is thus enhancing its existing product portfolio in this area, and can thus continue the growth of the PT business line.

Carbon Fibers & Composites (CFC)
                                                  Nine Months
                                         -------------------------------------
(euro) million                                2007          2006        Change
------------------------------------------------------------------------------
Sales revenue                                123.7          96.8         27.8%
------------------------------------------------------------------------------
EBITDA                                         8.9           3.8        134.2%
------------------------------------------------------------------------------
Profit from operations/EBIT                    2.3          -2.6             -
------------------------------------------------------------------------------
Return on sales                               1.9%         -2.7%             -
------------------------------------------------------------------------------

Sales revenue increased by 28% (adjusted for foreign currency changes by 30%) to
(euro)123.7 million in 9M/2007 (9M/2006: (euro)96.8 million). A disruption of our carbon fiber production in Inverness, Scotland, in Q1/2007 caused shipment delays, negatively impacting earnings in 9M/2007. These delays were partially made up in the third quarter 2007. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative of (euro)5 million partially compensated for the shortfall in carbon fiber production in Q1/2007. EBIT in the reporting period reached (euro)2.3 million com-pared to a loss of (euro)2.6 million in the same period 2006.

In years to come, the Carbon Fibers & Composites business unit will benefit strongly from the substitution process of basic materials. The carbon fibers and carbon fiber composites produced by CFC are in increasing demand as replacements for traditional materials due to their unique properties such as lightweight and stiffness. As the only European company with own raw material supply, carbon fiber technology and an integrated value added chain right up to the finished component, SGL Group deploys its core competences in high-temperature technology, carbonization and graphitization. The company is currently benefiting particularly from a strong demand upturn in the aerospace industry, the automotive sector and alternative energy sources such as wind power.

An example of this development was demonstrated with our announcement on August 6, 2007, that our US-Los Angeles based subsidiary HITCO Carbon Composites, Inc. entered into a long-term contract with Kawasaki Heavy Industries, Ltd., to become a supplier of composite floor beams for the aircraft fuselage section of the Boeing 787 Dreamliner. The composite floor beams will be produced using HITCO's recently acquired Automated Tape Lay-up machine.

On August 24, 2007, we established a professorship for carbon fibers and carbon fiber composites at the Technical University of Munich. The professorship has initially been set up for eight years and will be funded by the SGL Group for a total of around (euro)5 million. The cooperation is intended to support the research and development of carbon fiber based materials and thus to accelerate innovation in this area.

In September 2007, SGL Group signed a joint venture contract with Benteler Automobiltechnik, Paderborn, a market leader for developing and producing structural components for the automotive industry. The transaction is still subject to approval by the antitrust authorities.

The strategic alliance named Benteler-SGL-Automotive Composite GmbH, located in Paderborn, will focus on developing structural and other car components using CFRP (Carbon Fibre Reinforced Plastic) technology. The CO2 discussions and the resulting requirement for lower fuel consumption in vehicles will increasingly require lightweight solutions based on carbon fibers and metal hybrids.

We are rigorously continuing on our path to becoming one of the leading suppliers in the area of carbon fibers and carbon fiber composites. On October 5, 2007, we announced plans to triple our carbon fiber production capacity to as much as 12,000 metric tons by 2012. In addition to the announced expansion of the Inverness location (Scotland) to an annual production of approximately 4,000 metric tons by the end of 2008, there are also plans to expand the Evanston location (Wyoming/USA) and to establish a new carbon fiber production site at Meitingen (Germany) with similar production capacities. The SGL Group intends to invest a total of around (euro)300 million in these measures over the next five years.

These capacity increases should give even greater impetus to the profitable growth track announced by the Company. For the Carbon Fibers & Composites (CFC) business unit, SGL Group plans to increase sales in the four business lines Carbon Fibers, Composite Materials, Composite Components and Brake Disks by considerably more than 15% per annum. The sharp increase in sales is also expected to lead to a significant improvement in return on sales (ROS). Whilst the ROS for the previous fiscal year remained negative at minus 3% as a result of development and start-up costs, a positive return is already expected in 2007. The company expects an ROS in the high single digits for 2008. An ROS exceeding 10% is expected by 2011.

Central T&I and corporate costs
                                                 Nine Months
                                         ------------------------------------
(euro) million                               2007          2006        Change
-----------------------------------------------------------------------------
Other revenue                                 5.0           4.6          8.7%
-----------------------------------------------------------------------------
Central T&I?costs                            -6.0          -1.6             -
-----------------------------------------------------------------------------
Corporate costs                             -24.8         -23.0         -7.8%
-----------------------------------------------------------------------------
Antitrust expense                               -         -23.5             -
-----------------------------------------------------------------------------

In order to support our innovation strategy we established our new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within corporate costs we will report all initiatives and start-up projects, which cannot be directly assigned to one of our existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercial status. We decided to show such expenses at a corporate level in order to increase transparency and not to charge our businesses with expenses not directly related to their ongoing business. Central T&I costs in 9M/2007 at (euro)6.0 million reached a significantly higher level than in the same period 2006, which still reflected the implementation phase. Central T&I costs in the reporting period was also influenced by the first payment for establishing the professorship for carbon fibers and carbon fiber composites at the Technical University of Munich.

Corporate costs increased from (euro)23.0 million in 9M/2006 to (euro)24.8 million in 9M/2007. The increase is in part related to our management incentive plans, which are influenced by higher market valuation for share based programs. Lower costs associated with our US delisting were partially compensated by higher market and project costs as well as the gradual build up of our central services.

As already published in our 2007 half year report, we voluntarily delisted our American Depositary Receipts (ADRs) from the New York Stock Exchange effective June 22, 2007 and terminated our ADR program effective June 25, 2007. Under the new SEC rules which became effective June 4, 2007, delisting is a prerequisite for deregistration from the reporting obligations under the US Securities Exchange Act of 1934. Within the framework of our ADR program termination, ADR holders had the opportunity to convert their ADRs to ordinary shares of SGL Carbon AG until August 24, 2007. The shares underlying the remaining ADRs were sold on behalf of the ADR holders. We are therefore expecting to deregister in June 2008 according to the new SEC rules. With deregistration, we will no longer have to bear the costs associated with SEC reporting obligations.

Employees

Compared to the year end 2006, total number of employees increased by 317 to 5,566 by end of September 2007. This increase is mainly related to the initial consolidation of SGL Kumpers GmbH & Co. KG, Germany, Graphite Chemical Engineering Co. Ltd., Japan, and especially SGL Quanhai Carbon (Shanxi) Co. Ltd., China. Headcount in Europe increased only slightly, while headcount in Asia was increased more strongly to support the growth of our business.

Outlook

For the full year 2007 we confirm our guidance, which was raised in our 2007 half year report. Consoli-dated sales will grow up to 15%. EBIT is expected to improve by around 45% compared to the 2006 EBIT (before antitrust effect). The financial result including one-off effects from the new financing should be around minus (euro)70 million for 2007 excluding valuation effects of our interest and currency hedging instruments. As a consequence, SGL Group anticipates reported pre-tax and net profit to more than double against the previous year, assuming a tax rate of 35%.

As a result of our growth strategy especially in the business area Advanced Materials as well as in the Cathodes business line, we are expecting a capital expenditure level of up to (euro)120 million in 2007.

For 2008, SGL remains confident and anticipates further consolidated sales growth of more than 5% with EBIT increasing more than proportionately to sales. With a planned financial result of around minus (euro)40 million (excluding valuation effects of our interest and currency hedging instruments), pre-tax and net profit should increase by a faster rate than EBIT.

Detailed guidance on 2008 will be given on March 13, 2008 at the presentation of our full year results 2007.

In the period under review, SGL Group's risk situation did not change materially from year end 2006 as described in our 2006 annual report.

Interim Condensed Consolidated Financial Statements
(unaudited)

Interim Condensed Consolidated Income Statement

                                                 3rd Quarter                    Nine Months
                                             -----------------------------------------------------------------
EUR  million                                    2007      2006     Change      2007      2006       Change
--------------------------------------------------------------------------------------------------------------
Sales revenue                                     357.8     289.7      23.5%   1,005.3     858.6         17.1%
--------------------------------------------------------------------------------------------------------------
Cost of sales                                    -237.5    -193.4     -22.8%    -653.4    -581.1        -12.4%
--------------------------------------------------------------------------------------------------------------
Gross profit                                      120.3      96.3      24.9%     351.9     277.5         26.8%
--------------------------------------------------------------------------------------------------------------
Selling, administrative, research and other
 income/expense                                   -57.2     -51.9     -10.2%    -166.8    -153.9         -8.4%
--------------------------------------------------------------------------------------------------------------
EBIT effect from ECJ decision                         -         -         -          -     -23.5            -
--------------------------------------------------------------------------------------------------------------
Profit from operations/EBIT                        63.1      44.4      42.1%     185.1     100.1         84.9%
--------------------------------------------------------------------------------------------------------------
Income from companies accounted for at-equity       0.7       0.0         -        1.0       0.0            -
--------------------------------------------------------------------------------------------------------------
Interest income                                     2.3       1.6      43.8%       5.0       4.5         11.1%
--------------------------------------------------------------------------------------------------------------
Interest expense                                  -10.2     -11.1       8.1%     -31.6     -47.5         33.5%
--------------------------------------------------------------------------------------------------------------
Other financing costs                              -1.5      -5.9         -      -33.4      -7.7            -
--------------------------------------------------------------------------------------------------------------
Profit before tax                                  54.4      29.0         -      126.1      49.4        155.3%
--------------------------------------------------------------------------------------------------------------
Income tax expense                                -24.2     -12.5     -93.6%     -46.5     -31.9        -45.8%
--------------------------------------------------------------------------------------------------------------
Net profit for the period                          30.2      16.5      83.0%      79.6      17.5            -
--------------------------------------------------------------------------------------------------------------
thereof:
      Minority interests                            0.2       0.1         -        0.2       0.1            -
--------------------------------------------------------------------------------------------------------------
      Equity holders of the parent company         30.0      16.4      82.9%      79.4      17.4            -
--------------------------------------------------------------------------------------------------------------
Earnings per share, basic (in EUR )                0.47      0.26         -       1.25      0.28            -
--------------------------------------------------------------------------------------------------------------
Earnings per share, diluted (in EUR )              0.47      0.26         -       1.25      0.28            -
--------------------------------------------------------------------------------------------------------------

Interim Condensed Consolidated Balance Sheet

                                                     Sept. 30,      Dec. 31,
(euro) million                                            2007          2006      Change
------------------------------------------------------------------------------------------
Assets
Non-current assets
Intangible assets                                         89.9          83.8          7.3%
------------------------------------------------------------------------------------------
Property, plant and equipment                            381.9         348.9          9.5%
------------------------------------------------------------------------------------------
Other non-current assets                                  24.2          22.2          9.0%
------------------------------------------------------------------------------------------
Deferred tax assets                                       89.2         117.6        -24.1%
------------------------------------------------------------------------------------------
                                                         585.2         572.5          2.2%
                                                         ---------------------------------
Current assets
Inventories                                              379.9         316.6         20.0%
------------------------------------------------------------------------------------------
Trade receivables                                        228.7         225.0          1.6%
------------------------------------------------------------------------------------------
Other receivables and other current assets                57.3          40.1         42.9%
------------------------------------------------------------------------------------------
Cash and cash equivalents                                155.2         103.0         50.7%
------------------------------------------------------------------------------------------
                                                         821.1         684.7         19.9%
                                                         ---------------------------------
Assets held for sale                                       2.8           3.6        -22.2%
------------------------------------------------------------------------------------------
Total assets                                           1,409.1       1,260.8         11.8%
------------------------------------------------------------------------------------------

Equity and Liabilities
Shareholders' equity                                     577.7         445.0         29.8%
------------------------------------------------------------------------------------------
Minority interests                                         5.2           2.2        136.4%
------------------------------------------------------------------------------------------
Total equity                                             582.9         447.2         30.3%
------------------------------------------------------------------------------------------

Non-current liabilities
Non-current financial liabilities                        346.0         319.5          8.3%
------------------------------------------------------------------------------------------
Provisions for pensions and other employee benefits      169.0         167.6          0.8%
------------------------------------------------------------------------------------------
Deferred tax liabilities                                  33.3          37.9        -12.1%
------------------------------------------------------------------------------------------
Other non-current liabilities and provisions              22.1          13.5         63.7%
------------------------------------------------------------------------------------------
                                                         570.4         538.5          5.9%
                                                         ---------------------------------
Current liabilities
Current financial liabilities                              5.2           0.0            -
-----------------------------------------------------------------------------------------
Other provisions                                          81.3         104.6        -22.3%
-----------------------------------------------------------------------------------------
Trade payables                                           110.2         114.2         -3.5%
-----------------------------------------------------------------------------------------
Other current liabilities                                 59.1          55.9          5.7%
-----------------------------------------------------------------------------------------
                                                         255.8         274.7         -6.9%
Liabilities held for sale                                  0.0           0.4            -
-----------------------------------------------------------------------------------------
Total equity and liabilities                           1,409.1       1,260.8         11.8%
-----------------------------------------------------------------------------------------

Interim Condensed Consolidated Statement of Changes in Equity

                                                              Nine Months 2006
                                                      -----------------------------------------------
                                                      Shareholders'         Minority           Total
(euro) million                                             equity          interests           equity
-----------------------------------------------------------------------------------------------------
Balance at January 1                                          322.1              1.3            323.4
-----------------------------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                             92.6                -             92.6
-----------------------------------------------------------------------------------------------------
       Net profit                                              17.4              0.1             17.5
-----------------------------------------------------------------------------------------------------
       Currency exchange differences                          -10.7             -0.2            -10.9
-----------------------------------------------------------------------------------------------------
       Other net income recognized directly in equity           1.2              0.0              1.2
-----------------------------------------------------------------------------------------------------
Total income for the period                                     7.9             -0.1              7.8
-----------------------------------------------------------------------------------------------------
Balance at September 30                                       422.6              1.2            423.8
-----------------------------------------------------------------------------------------------------


                                                               Nine Months 2007
                                                      -----------------------------------------------
                                                      Shareholders'         Minority           Total
(euro) million                                             equity          interests          equity
-----------------------------------------------------------------------------------------------------
Balance at January 1                                          445.0              2.2            447.2
-----------------------------------------------------------------------------------------------------
Capital increase/IFRS 2 allocation                             15.8              2.8             18.6
-----------------------------------------------------------------------------------------------------
IFRS equity component of the convertible bond                  50.0                -             50.0
-----------------------------------------------------------------------------------------------------
       Net profit                                              79.4              0.2             79.6
-----------------------------------------------------------------------------------------------------
       Currency exchange differences                          -13.3              0.0            -13.3
-----------------------------------------------------------------------------------------------------
       Other net income recognized directly in equity           0.8              0.0              0.8
-----------------------------------------------------------------------------------------------------
Total income for the period                                    66.9              0.2             67.1
-----------------------------------------------------------------------------------------------------
Balance at September 30                                       577.7              5.2            582.9
-----------------------------------------------------------------------------------------------------

Interim Condensed Consolidated Cash Flow Statement

                                                                           Nine Months
(euro) million                                                          2007           2006
-------------------------------------------------------------------------------------------
Cash flows from operating activities
------------------------------------
Profit before tax                                                       126.1          49.4
-------------------------------------------------------------------------------------------
       Add back of net interest expenses                                 46.7          30.2
-------------------------------------------------------------------------------------------
       Reclassification of the ECJ expense                                  -          36.3
-------------------------------------------------------------------------------------------
       (Gain) Loss on disposal of property, plant and equipment           0.0          -1.0
-------------------------------------------------------------------------------------------
       Depreciation and amortization expense                             35.8          40.9
-------------------------------------------------------------------------------------------
       Expenses for refinancing (non-cash)                               12.1           2.6
-------------------------------------------------------------------------------------------
       Income taxes paid                                                -18.5         -19.0
-------------------------------------------------------------------------------------------
       Interest received                                                  5.0           4.5
-------------------------------------------------------------------------------------------
       Interest on financial debt paid                                  -26.5         -28.9
-------------------------------------------------------------------------------------------
       Changes in provisions, net                                        12.8           9.7
-------------------------------------------------------------------------------------------
       Changes in working capital, net                                  -79.6         -48.3
-------------------------------------------------------------------------------------------
       Changes in other operating assets and other liabilities          -10.1          -6.9
-------------------------------------------------------------------------------------------
Cash provided by operating activities before antitrust payments         103.8          69.5
-------------------------------------------------------------------------------------------
       Payments relating to antitrust proceedings                       -22.5         -98.8
-------------------------------------------------------------------------------------------
Cash provided by/used in operating activities                            81.3         -29.3
-------------------------------------------------------------------------------------------

Cash flows from investing activities
       Capital expenditure in property, plant and equipment
       and intangible assets                                            -64.0         -44.2
-------------------------------------------------------------------------------------------
       Cash payments for acquisitions less acquired cash                 -6.9             -
-------------------------------------------------------------------------------------------
       Other investing activities                                         0.8           1.5
-------------------------------------------------------------------------------------------
Cash used in investing activities                                       -70.1         -42.7

Cash flows from financing activities
       Proceeds from corporate debt                                     406.6             -
-------------------------------------------------------------------------------------------
       Repayment of corporate debt                                     -333.6         -18.0
-------------------------------------------------------------------------------------------
       Net proceeds from capital increase                                 2.5          81.6
-------------------------------------------------------------------------------------------
       Payments in connection with the new refinancing                  -12.2             -
-------------------------------------------------------------------------------------------
       Early repayment of the high yield bond                           -20.1             -
-------------------------------------------------------------------------------------------
Cash provided by financing activities                                    43.2          63.6
-------------------------------------------------------------------------------------------
       Change in cash due to changes in scope of consolidation           -1.8             -
-------------------------------------------------------------------------------------------
       Effect of foreign exchange rate changes                            0.4          -1.0
-------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                  52.2          -9.4
-------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                        103.0          93.4
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                              155.2          84.0
-------------------------------------------------------------------------------------------

Notes to the Condensed Consolidated interim Financial Statements

Description of business:

SGL Carbon Aktiengesellschaft (hereafter "SGL Carbon AG" or "the Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon and graphite products.

Basis of preparation and accounting policies:

The interim report on the condensed consolidated financial statements of the SGL Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) including IAS 34 (Interim Financial Reporting). The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with the SGL Group's annual financial statements as at December 31, 2006. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2006. New IFRS standards and interpretations applicable for periods starting January 1, 2007 had no material impact on the interim reporting as of September 30, 2007. These financial statements were not reviewed by our auditors.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on October 25, 2007.

Changes in scope of consolidation:

SGL Carbon S.A., Belgium, which was shown as asset held for sale at December 31, 2006, was sold in February 2007.

SGL Group acquired shares in Kumpers GmbH & Co. KG, Germany, and holds 51% of the new joint venture. SGL Group and Kumpers intend to jointly use the growth opportunities in glass and carbon fibers. SGL Group started to consolidate the company on April 1, 2007.

On May 24, 2007, SGL Group and Tokai Carbon Co., Ltd., Japan, enhanced their cooperation by setting up the company SGL Tokai Process Technology, Ltd., for the production and distribution of process technology products for the Asian market, in particular China, Japan and South Korea. SGL Carbon AG holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in this joint venture. SGL Group has started to consolidate this joint venture in Asia with its subsidiaries on June 1, 2007.

On June 4, 2007, SGL Group has signed a joint venture agreement with the Chinese graphite producer Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China for the production of specialty graphite in China. SGL Group will hold 75% of the new joint venture. After receiving final approval by the appropriate government bodies, SGL Quanhai Carbon (Shanxi) Co. Ltd. was consolidated in the SGL Group in Q3/2007.

The initial consolidation of Kumpers GmbH & Co. KG, Graphite Chemical Engineering Co., Ltd and SGL Quanhai Carbon (Shanxi) Co. Ltd. into the SGL Group's financial statements as of September 30, 2007 have increased the goodwill by (euro)7.8 million and total assets by (euro)26.3 million.

Transactions with related parties:

Mr. Franz-Jurgen Kumpers is managing director of the new joint venture SGL Kumpers GmbH & Co. KG in Rheine, Germany. 49% of the joint venture are in the hands of the company Kumpers GmbH & Co. KG, where Mr. Kumpers holds a minority interest.

Successful refinancing:

The SGL Group has refinanced its financial liabilities in May 2007. The proceeds of the new corporate bond and the convertible bond were used by the SGL Group to pay back the loan facility syndicated in 2004 and to discharge the (euro)270 million high yield bond issued in 2004. The remaining accrued refinancing cost of (euro)10.7 million and the costs associated with the early repayment of the old high yield bond amounting to (euro)20.1 million were expensed in Q2/2007.

Seasonality of operations:

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Usually SGL Group`s 1st and 3rd quarter tend to be weaker as a reaction of customer inventory usage (1st quarter) and European vacation season (3rd quarter). Usually the 2nd and 4th quarters tend to be stronger.

Other information:

In 9M/2007, 577,797 shares were issued for employees under the bonus system and Matching Share Plan of SGL Group. In the same period, 188,000 shares were issued under the Stock Options Plan and 178,307 shares were issued under the Stock Appreciation Plan. A total of 668,700 Stock Appreciation Rights (SAR) were granted on January 15, 2007 at a strike price of (euro)18.74 under the SAR Plan 2005. In March 2007 the Board of Management and Senior Management acquired a total of 94,192 shares of the company at a price of (euro)23.86 under the Matching Shares Plan. At September 30, 2007, there are 1,577,832 SARs, 196,915 matching shares and 742,000 stock options outstanding.

The number of outstanding SGL Carbon AG shares at September 30, 2007, is 63,835,882. At September 30, 2007, SGL Group holds a total of 34,451 own shares.

The graphite specialty fine of (euro)22.3 million from the year 2002 including accrued interest was cash deposited with the EU commission on February 8, 2007 without legal recognition of the 2005 Court of First Instance judgement.

During 9M/2007 there have been no material unusual items except the above mentioned or changes in estimates compared to the financial year 2006. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date. The SGL Group did not pay a dividend in the period reported.

Sales Revenue and Operating Profit by Segment:
                                                                Nine Months
                                                         -------------------------------------
(euro) million                                               2007          2006        Change
----------------------------------------------------------------------------------------------
Sales revenue
-------------
       Performance Products                                  603.9         509.2         18.6%
----------------------------------------------------------------------------------------------
       Graphite Materials & Systems                          272.7         248.0         10.0%
----------------------------------------------------------------------------------------------
       Carbon Fibers & Composites                            123.7          96.8         27.8%
----------------------------------------------------------------------------------------------
       Other                                                   5.0           4.6          8.7%
----------------------------------------------------------------------------------------------
                                                           1,005.3         858.6         17.1%
                                                           -----------------------------------

                                                                Nine Months
                                                         -------------------------------------
(euro) million                                               2007          2006        Change
----------------------------------------------------------------------------------------------
Profit (loss) from operations/EBIT
----------------------------------
       Performance Products                                  176.6         121.5         45.3%
----------------------------------------------------------------------------------------------
       Graphite Materials & Systems                           37.0          29.3         26.3%
----------------------------------------------------------------------------------------------
       Carbon Fibers & Composites                              2.3          -2.6             -
----------------------------------------------------------------------------------------------
       Central T&I costs                                      -6.0          -1.6             -
----------------------------------------------------------------------------------------------
       Corporate costs (including effect of ECJ decision)    -24.8         -46.5         46.7%
----------------------------------------------------------------------------------------------
                                                             185.1         100.1         84.9%
                                                             ---------------------------------

Based on the reclassification of our Expanded Graphite business line and for corporate driven costs for our T&I organization sales revenue and profit (loss) from operations reported for the first nine months 2006 changed as follows:

Sales revenue
-------------
PP -(euro)2.0 million   GMS +(euro)29.5 million         CFC -(euro)30.8 million         Other +(euro)3.3 million
----------------------------------------------------------------------------------------------------------------

Profit (loss) from operations
-----------------------------
PP +(euro)0.9 million   GMS +(euro)3.7 million          CFC -(euro)3.0 million          Central T&I -(euro)1.6 million
----------------------------------------------------------------------------------------------------------------------

Events occurring after the balance sheet date:

On October 24, 2007, SGL Group has signed a contract for the purchase of epo GmbH in Willich, Germany, a leading European manu-facturer of carbon fiber composites and thus strengthened its core competency in high technology materials. epo GmbH is seen as the technology leader especially in the production of unidirectional prepregs. The transaction is still subject to approval by the antitrust authorities.

Declaration of the Board of Management:

We confirm, to the best of our knowledge, that the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report have been prepared in accordance with the generally accepted accounting principles for interim financial reporting under IFRS and give a fair presentation of SGL Group's net assets, financial position and results of operations. The Interim Group Management Report presents a true and fair view of the actual operations of the Group, including the results of operations and the position of the Group, and material prospects and risks of the Group's future development in the remainder of the fiscal year are described.

Wiesbaden, October 25, 2007

SGL Carbon AG

The Board of Management


Investor Relations Contact

SGL Carbon AG - Head Office - Investor Relations
Rheingaustrasse 182 - D-65203 Wiesbaden
Phone +49 611 60 29-0 - Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de - www.sglcarbon.com


Calendar 2008

March 13        Annual Report, Year-End Press Conference, Analyst Meeting,
                Conference Call
April 23        Report on the First Quarter, Conference Call
April 25        Annual General Meeting
July 31         Report on the First Half, Conference Call
October 30      Report on the First Nine Months, Fall Press Conference, Analyst
                Meeting, Conference Call

Quarterly Sales Revenue and Operating Profit by Segment

                                                     2006               2006               2007              2007
                                 ----------------------------------------------------------------------------------
(euro) million                      Q1       Q2       Q3      Q4    Full Year        Q1      Q2       Q3       9M
-------------------------------------------------------------------------------------------------------------------
Sales revenue
-------------
Performance Products               152.7    184.4    172.1   204.2      713.4       185.0   202.1    216.8    603.9
-------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems        81.7     83.8     82.5    92.3      340.3        89.9    87.4     95.4    272.7
-------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites          32.4     31.0     33.4    33.7      130.5        38.7    41.2     43.8    123.7
-------------------------------------------------------------------------------------------------------------------
Other                                0.5      2.4      1.7     2.0        6.6         1.0     2.2      1.8      5.0
-------------------------------------------------------------------------------------------------------------------
SGL Group                          267.3    301.6    289.7   332.2    1,190.8       314.6   332.9    357.8  1,005.3
-------------------------------------------------------------------------------------------------------------------


                                                    2006                 2006              2007              2007
                                 ----------------------------------------------------------------------------------
(euro) million                      Q1       Q2       Q3      Q4    Full Year        Q1      Q2       Q3       9M
-------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations (EBIT)
------------------------------------
Performance Products                31.5     45.0     45.0    50.9      172.4        52.7    60.9     63.0    176.6
-------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems         8.0     10.7     10.6     7.5       36.8        12.7    12.7     11.6     37.0
-------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites           0.1     -1.0     -1.7    -1.8       -4.4         0.3     0.6      1.4      2.3
-------------------------------------------------------------------------------------------------------------------
Central T&I costs                   -0.1     -0.7     -0.8    -1.5       -3.1        -1.3    -1.5     -3.2     -6.0
-------------------------------------------------------------------------------------------------------------------
Corporate costs                     -6.4    -7.9*     -8.7   -8.7*     -31.7*        -7.1    -8.0     -9.7    -24.8
-------------------------------------------------------------------------------------------------------------------
SGL Group                           33.1    46.1*     44.4   46.4*     170.0*        57.3    64.7     63.1    185.1
-------------------------------------------------------------------------------------------------------------------

* before effect from ECJ decision


Quarterly Consolidated Return on Sales

                                                     2006                2006               2007              2007
                                 ----------------------------------------------------------------------------------
ROS in %                             Q1       Q2       Q3      Q4   Full Year         Q1      Q2       Q3       9M
-------------------------------------------------------------------------------------------------------------------
Performance Products                20.6     24.4     26.1    24.9       24.2        28.5    30.1     29.1     29.2
-------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems         9.8     12.8     12.8     8.1       10.8        14.1    14.5     12.2     13.6
-------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites           0.3     -3.2     -5.1    -5.3       -3.4         0.8     1.5      3.2      1.9
-------------------------------------------------------------------------------------------------------------------
SGL Group                           12.4    15.3*     15.3   14.0*      14.3*        18.2    19.4     17.6     18.4
-------------------------------------------------------------------------------------------------------------------

* before effect from ECJ decision


Quarterly Consolidated Income Statement

                                                    2006                 2006              2007              2007
                                 --------------------------------------------------------------------------------
(euro) million                      Q1       Q2       Q3      Q4    Full Year        Q1      Q2       Q3       9M
-------------------------------------------------------------------------------------------------------------------
Sales revenue                      267.3    301.6    289.7   332.2    1,190.8       314.6   332.9    357.8  1,005.3
-------------------------------------------------------------------------------------------------------------------
Cost of sales                     -185.2   -202.5   -193.4  -225.7     -806.8      -205.1  -210.8   -237.5   -653.4
-------------------------------------------------------------------------------------------------------------------
Gross profit                        82.1     99.1     96.3   106.5      384.0       109.5   122.1    120.3    351.9
-------------------------------------------------------------------------------------------------------------------
Selling/administration/
-----------------------
research/other                     -49.0    -53.0    -51.9   -60.1     -214.0       -52.2   -57.4    -57.2   -166.8
-------------------------------------------------------------------------------------------------------------------
EBIT effect from ECJ decision        0.0    -23.5      0.0    -8.6      -32.1           -       -        -        -
-------------------------------------------------------------------------------------------------------------------
Profit from operations (EBIT)       33.1     22.6     44.4    37.8      137.9        57.3    64.7     63.1    185.1
-------------------------------------------------------------------------------------------------------------------
Net financing costs                -12.3    -10.2    -15.4   -10.8      -48.7       -11.9   -38.4     -8.7    -59.0
-------------------------------------------------------------------------------------------------------------------
Interest effect from ECJ decision    0.0    -12.8      0.0     0.0      -12.8           -       -        -        -
-------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax            20.8     -0.4     29.0    27.0       76.4        45.4    26.3     54.4    126.1
-------------------------------------------------------------------------------------------------------------------
Income tax expense                  -8.4    -11.0    -12.5    -3.6      -35.5       -12.7    -9.6    -24.2    -46.5
-------------------------------------------------------------------------------------------------------------------
Minority interests                   0.0      0.0     -0.1    -0.1       -0.2        -0.2     0.2     -0.2     -0.2
-------------------------------------------------------------------------------------------------------------------
Net profit (loss) attributable
to equity holders                   12.4    -11.4     16.4    23.3       40.7        32.5    16.9     30.0     79.4
-------------------------------------------------------------------------------------------------------------------


Important note:

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SGL CARBON Aktiengesellschaft



Date: October 25, 2007                  By: /s/ Robert J. Kohler
                                            ------------------------------------
                                            Name:  Robert J. Koehler
                                            Title: Chairman of the Board of
                                                   Management



                                        By: /s/ Sten Daugaard
                                            ------------------------------------
                                            Name:  Mr. Sten Daugaard
                                            Title: Member of the Board of
                                                   Management